EXHIBIT (a)(1)(B)

FORM OF EMAIL ANNOUNCEMENT TO ELIGIBLE EMPLOYEES

To:	Eligible Employees

From:	Bruce Young, President and Chief Executive Officer, Concrete Pumping Holdings

Date:	October 1, 2020

Re:	Employee Restricted Share Award Exchange Program

We are pleased to announce that today we are launching a restricted share award exchange program.

As an eligible employee, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Restricted Share Awards for New Restricted Share Awards” as well as the other offer documents contained in the Schedule TO we are filing with the Securities and Exchange Commission today (collectively, the “offer documents”), all of which will be emailed to you and mailed to your home address. These materials will help you to understand the risks and benefits of the exchange program and its terms and conditions.

Specifically, we are making an offer to allow eligible employees of Concrete Pumping and any of its subsidiaries in the United States to exchange certain existing restricted share awards that were granted with 25% Time Vesting Shares and 75% Performance Vesting Shares and Price Vesting Targets of $13.00 per share, $16.00 per share and $19.00 per share (the “eligible restricted share awards”) for new restricted share awards with (1) the same number of unvested Time Vesting Shares (this will exclude those shares that vested on December 6, 2019) and (2) reduced Price Vesting Targets of $6.00 per share, $8.00 per share and $10.00 per share and with a reduced number of Performance Vesting Shares determined by a 2-for-1 exchange ratio (the “new restricted share awards”). With the exception of the change to the Performance Vesting Shares, the new restricted share awards will contain the same substantive vesting provisions and the same substantive conditions as the eligible restricted share awards.

You are eligible to participate in the exchange only if you are an active employee as of the commencement date of this offer and you remain an active employee through the expiration date of this offer. You must hold an eligible restricted share award on October 1, 2020 to participate in the offer. None of the non-employee members of our board of directors are eligible to participate in the offer. I am eligible to participate in the offer and I have indicated my non-binding intention to tender for exchange in the offer my eligible restricted share award.

You are an “active employee” if you are a regular full-time employee of Concrete Pumping or Concrete Pumping’s subsidiaries in the United States. An employee is not an “active employee” if he or she (i) is on a “garden leave” or other leave that will result in a termination of employment with Concrete Pumping or one of Concrete Pumping’s subsidiaries, (ii) has provided a notice of resignation; or (iii) has received a notice of termination of employment from Concrete Pumping or one of Concrete Pumping’s subsidiaries.

To participate in the exchange, you may elect to surrender your eligible restricted share award for cancellation, and new restricted share award will be granted to you on the same U.S. business day as the expiration of the offer. We will deliver the restricted share award agreement evidencing your new restricted share award to you soon thereafter.

By making it possible to exchange your restricted share award for new restricted share award, we intend to provide you an opportunity to receive an equity incentive that may provide greater value to you in the future.

There are many things to consider when deciding whether or not to participate and we encourage you to carefully read the more detailed offer documents before deciding to participate.

Concrete Pumping makes no recommendation as to whether you should participate in the exchange program. You must make your own decision whether to participate. Participation is completely voluntary. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the exchange program.

If you would like to participate in the exchange, you will need to submit your Election Form by the expiration of the offer, which is currently scheduled for 10:00 p.m. Mountain Time, October 29, 2020. By submitting your Election Form, you will be confirming that you have read the offer documents.

Election Forms must be submitted to Concrete Pumping Equity Administration via email, regular mail or overnight delivery, using the following contact information:

Concrete Pumping Holdings, Inc.

Attn: Concrete Pumping Equity Administration

500 E. 84th Ave., Suite A-5

Thornton, Colorado 80229

Email: exchange@cphinc.net

If you have questions, please call Kevin McCarty with Concrete Pumping Equity Administration at 303-253-6295.

The exchange program is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible employees and are available free of charge on our Investor Relations website at https://ir.concretepumpingholdings.com or through the SEC website at www.sec.gov. You may also contact Kevin McCarty with Concrete Pumping Equity Administration at 303- 253-6295 to receive a copy of these materials free of charge. You should read these written materials carefully because they contain important information about the exchange program, including risks related to the exchange. Capitalized terms used but not otherwise defined in this email have the meanings set forth in the offer documents.

KEY DATES TO REMEMBER:

Commencement Date: The commencement date of the offer is today, October 1, 2020.

Expiration Date: The Offer expires at 10:00 p.m. Mountain Time on October 29, 2020 (unless we extend the offer).

You may submit your election to exchange your restricted share award, withdraw your previously submitted election to exchange your restricted share award, and re-submit another election to exchange your restricted share award at any time on or before 10:00 p.m. Mountain Time on the Expiration Date, which is currently October 29, 2020. If the offer is extended beyond that time, you can submit your election, withdraw your election and re-submit another election at any time until the extended expiration of the offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form or withdrawal form we receive before the offer expires on the expiration date.

Grant Date: The new restricted share awards will be granted on October 29, 2020 or, if the offer is extended, the day of the expiration of the offer. On the same date, the eligible restricted awards that are surrendered will be cancelled.

3